Exhibit 99.2

The Board of Directors recommends a vote FOR Resolutions 1a through 3. 2026 Annual General Meeting — NICE LTD. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. NICE LTD. Res. 1a For Against Abstain Res. 1b Res. 1c Res. 1d Res. 1e Res. 2 For Against Abstain Res. 3 1UPX Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Change of Address — Please print new address below. NICE LTD. - 702725 - COMMON

AGENDA 2026 Annual Meeting of Shareholders 1. To elect five non-executive directors to the Board of Directors of the Company 1a. Mr. David Kostman 1b. Mr. Leo Apotheker 1c. Mr. Joseph (Joe) Cowan 1d. Ms. Caroline Tsay 1e. Mr. Gabi Seligsohn 2. To re-elect an external director to the Board of Directors of the Company 3. To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company or a committee thereof to set their remuneration JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Annual General Meeting (the “Meeting”) of NICE Ltd. (the “Company”) will be held at the offices of the Company, 13 Zarhin Street, Ra’anana, Israel, on December 3, 2026, at 3:00 p.m. (Local Time), for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from Proposals to be proposed, or any of them, at the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage paid envelope is provided for this purpose. The Proxy Form should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Proposals, or any of them, as the case may be. Only the registered holders of record at the close of business on October 27, 2026, will be entitled to execute the attached Proxy Form. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of October 27, 2026, hereby requests and authorises the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Proposals at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. Please see the Company’s Proxy Statement, which is available on their web site at www.nice.com. NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be received by the Depositary before 9:00 a.m. on December 1, 2026. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to review and discuss with shareholders the Company’s audited annual financial statements for the year ended December 31, 2025.Proxy Form — NICE LTD.